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                        September 18, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Matthew Chen
       Chief Executive Officer
       Flag Ship Acquisition Corporation
       260 Madison Avenue, 8th Floor
       New York, NY 10016

                                                        Re: Flag Ship
Acquisition Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 14,
2022
                                                            File No. 333-261028

       Dear Matthew Chen:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Matthew Chen
Flag Ship Acquisition Corporation
September 18, 2023
Page 2

       Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, Larry
Spirgel, Office Chief, at (202) 551-3815 with any questions.



FirstName LastNameMatthew Chen                              Sincerely,
Comapany NameFlag Ship Acquisition Corporation
                                                            Division of
Corporation Finance
September 18, 2023 Page 2                                   Office of
Technology
FirstName LastName